SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

December 19, 2006

Commission File Number: 000-30735

Rediff.com India Limited

(Translation of registrant's name into English)

1st Floor, Mahalaxmi Engineering Estate, L.J. First Cross Road

Mahim (West), Mumbai 400 016

(Address of principal executive office)

____________________

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒       Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐           No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82- .)

On December 19, 2006, Rediff.com India Limited issued a press release announcing its acquisition of a minority stake in Tachyon Technologies. A copy of the related press release is attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 19, 2006	Rediff.com India Limited

(Registrant)

By: /s/ Joy Basu
Name: Joy Basu
Title: Chief Financial Officer

i

EXHIBIT NO.	DESCRIPTION

99.1	Press release issued by the registrant dated December 19, 2006.

ii